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                                      January 7, 2021

       Matthew DiLiberto
       Chief Financial Officer
       SL Green Realty Corp. and SL Green Operating Partnership, L.P. 420 Lexington Avenue
       New York, NY 10170

                                                        Re: SL Green Realty
Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 28,
2020
                                                            File No. 001-13199

------------------------------------------------------------
------------------------------
                                                            SL Green Operating
Partnership, L.P.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 28,
2020
                                                            File No.
333-167793-02

       Dear Mr. DiLiberto:

               We have reviewed your December 14, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response to this comment, we may have additional
       comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 8, 2020 letter.
 Matthew DiLiberto
FirstName  LastNameMatthew
SL Green Realty Corp. and SL DiLiberto
                             Green Operating Partnership, L.P.
Comapany
January    NameSL Green Realty Corp. and SL Green Operating Partnership, L.P.
        7, 2021
January
Page 2 7, 2021 Page 2
FirstName LastName
Form 10-K for the Fiscal Year Ended December 31, 2019

Notes to Consolidated Financial Statements
Note 5. Debt and Preferred Equity Investments, page 93

1. We note your response to prior comment 2. Please revise your disclosures to include disclosure of the recorded investment in financing receivables by credit quality as required by ASC 310-10-50-29(b) or further explain to us why this disclosure requirement is not applicable.
      You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Robert Telewicz,
Accounting Branch Chief at (202) 551-3438 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction